June 15, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Attention:                                   John Reynolds

John Coleman

RE:                      Agnico Eagle Mines Limited
Form 40-F for the Fiscal Year Ended December 31, 2016
Filed March 27, 2017
File No. 001-13422

Dear Messrs. Reynolds and Coleman:

Agnico Eagle Mines Limited (the “Company”) received the Staff’s comment letter dated June 13, 2017, relating to the above referenced Form 40-F.  The comment letter requests a response within ten business days, or June 27, 2017.  Further to discussions between the undersigned and Mr. Coleman on June 15, 2017, the Company respectfully requests a ten business day extension of time in which to respond and anticipates submitting its response on or before July 12, 2017.

Yours very truly,

/s/ Chris Vollmershausen
Chris Vollmershausen
Corporate Legal Counsel

cc:                            David Smith, Senior Vice-President, Finance and Chief Financial Officer